UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2011
Commission File Number: 000-30698

SINA Corporation
(Registrant’s Name)

37F, Jin Mao Tower
88 Century Boulevard, Pudong
Shanghai 200121, China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
The information contained in this Report of Foreign Private Issuer on Form 6-K/A is furnished herewith and is incorporated by reference into each of the following Registration Statements of the registrant: Form F-3 (File No. 333-163990) and Form S-8 (No. 333-36246, No. 333-47720, No. 333-107359, No. 333-129460 and No. 333-144890).

EXPLANATORY NOTE
This Form 6-K/A amends the Form 6-K of SINA Corporation (the “Company”) furnished to the Securities and Exchange Commission on March 8, 2011, including the press release and the unaudited financial results as of December 31, 2010 and for the three months and fiscal year ended December 31, 2010 (the “Q4 2010 Press Release”). The Company’s results for the fourth quarter of 2010 included 66,389,000 ordinary shares (including 4,763,000 ordinary share equivalents) and fiscal year 2010 included 65,908,000 ordinary shares (including 4,692,000 ordinary share equivalents) in the number of shares used in computing diluted net income (loss) per share attributable to SINA. Subsequent to the March 8, 2011 release, the Company determined that the number of shares used to calculate the diluted net income (loss) per share attributable to SINA for the fourth quarter of 2010 and fiscal year 2010 should have been the same as the number of shares used to calculate basic net income (loss) per share, because the Company incurred a net loss during such periods.
In the table below, the amounts under the headings “As Reported” reflect the originally reported information, and the amounts under the headings “As Revised” reflect the revised information. The adjustments do not impact the Company’s cash position, revenues or income from operations.

	Three Months Ended		Twelve Months Ended
Consolidated Statement of Operations Data	December 31, 2010		December 31, 2010
(in thousands except per share data):	As Reported	As Revised	As Reported	As Revised
Diluted net loss per share attributable to SINA	$(1.51)	$(1.62)	$(0.29)	$(0.31)
Shares used in computing diluted net loss per share attributable to SINA	66,389	61,626	65,908	61,216
The revised information appears in the fourth bullet of “Fourth Quarter 2010 Highlights” section, the fourth bullet of “Fiscal 2010 Highlights” section and the eighth paragraph of “Fourth Quarter 2010 Financial Results” section of the Q4 2010 Press Release, as well as in line items “Diluted net income (loss) per share attributable to SINA” and “Shares used in computing diluted net income per share attributable to SINA” for the three and twelve months ended December 31, 2010 on the Unaudited Condensed Consolidated Statements of Operations and “Diluted net income (loss) per share attributable to SINA” and “Shares used in computing diluted net income per share attributable to SINA” for the three and twelve months ended December 31, 2010 on the Unaudited Reconciliation of Non-GAAP to GAAP Results included with the Q4 2010 Press Release.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION (Registrant)
Date: April 1, 2011	By:	/s/ Herman Yu
Herman Yu
Chief Financial Officer